Mail Stop 3561

October 2, 2008

David Liu, Chief Executive Officer
The Knot, Inc.
462 Broadway, 6th Floor
New York, NY 10013

Re: **Form 10-K for Fiscal Year Ended December 31, 2007**
        Filed March 13, 2008
        Proxy Statement on Schedule 14A
        Filed April 29, 2008
        Form 10-Q for Fiscal Quarter Ended March 31, 2008
        Filed May 8, 2008
        File No. 000-28271

Dear Mr. Liu:

    We have reviewed your letter dated July 25, 2008 and have the following comments. Please feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2007

Item 8. Consolidated Financial Statements and Schedule, page 44

Note 2. Summary of Significant Accounting Policies, page 51

Revenue Recognition, page 52

1. We reviewed your response to comment 5 in our letter dated July 7, 2008. Please expand your proposed disclosure to explicitly state the timing of revenue recognition with respect to commission revenues earned under registry services arrangements.

Definitive Proxy Statement on Schedule 14A

Executive and Director Compensation, page 8

2. We note your responses to comments 8 through 10 in our letter dated July 7, 2008. Please provide us with your intended disclosure for future filings based on information for the above referenced documents.

*   *   *

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or in her absence Robyn Manuel, Review Accountant, at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317 or Ellie Bavaria, Special Counsel, at (202) 551-3238 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Brian B. Margolis, Esq.
        Wilmer Cutler Pickering Hale and Dorr LLP
        Facsimile No.: (212) 230-8888